UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

First BanCorp.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

318672706

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Oaktree Principal Fund V (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

(1)	Names of Reporting Persons Oaktree Fund GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Principal Fund V (Delaware), L.P.

(1)	Names of Reporting Persons Oaktree Fund GP I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

 * Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

(1)	Names of Reporting Persons Oaktree Capital I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

(1)	Names of Reporting Persons OCM Holdings I, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

(1)	Names of Reporting Persons Oaktree Holdings, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,617,194 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,617,194 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,617,194 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.11% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

(1)	Names of Reporting Persons Oaktree Capital Group, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,670,386 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,670,386 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,670,386 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.14% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc.

(1)	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 41,896,773 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 41,896,773 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 41,896,773 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 19.50% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC and the general partner of Oaktree Capital Group Holdings, L.P.

(1)	Names of Reporting Persons Oaktree FF Investment Fund AIF (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

(1)	Names of Reporting Persons Oaktree Fund AIF Series, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

 * Solely in its capacity as the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P.

(1)	Names of Reporting Persons Oaktree Fund GP AIF, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Fund AIF Series, L.P.

(1)	Names of Reporting Persons Oaktree Fund GP III, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of Oaktree Fund GP AIF, LLC.

(1)	Names of Reporting Persons Oaktree AIF Investments, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP III, L.P.

(1)	Names of Reporting Persons Oaktree AIF Holdings, Inc.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

(1)	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 7,226,387 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 7,226,387 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,387 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.36% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole voting shareholder of Oaktree AIF Holdings, Inc.

(1)	Names of Reporting Persons OCM FIE, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 53,192 (See Items 3 and 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 53,192 (See Items 3 and 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,192 (See Items 3 and 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

(1)	Names of Reporting Persons Oaktree Capital Management, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 53,192 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 53,192 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,192 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

*Solely in its capacity as the managing member of OCM FIE, LLC.

(1)	Names of Reporting Persons Oaktree Holdings, Inc.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 53,192 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 53,192 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,192 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03% (See Item 5)

(14)	Type of Reporting Person (See Instructions) CO

*Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Oaktree Principal Fund V (Delaware), L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, Oaktree FF Investment Fund AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P. — Series I, Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P. and Oaktree AIF Holdings, Inc., on October 17, 2011 (the “Original 13D”) and amended by Amendment No. 1 filed August 20, 2013 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth below. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Original 13D.

Item 2.   Identity and Background.

Items 2(a)-(c) & (f) of the Schedule 13D are amended and restated to read as follows:

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1) Oaktree Principal Fund V (Delaware), L.P., a Delaware limited partnership (the “PF V Fund”), whose principal business is investing in securities and obligations of other entities;

(2) Oaktree Fund GP, LLC, a Delaware limited liability company (“Oaktree Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds, including PF V Fund;

(3) Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree Fund GP I”), whose principal business is (i) to serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, including Oaktree Fund GP, or (ii) to act as the sole shareholder of certain controlling entities of certain investments funds;

(4) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree Fund GP I;

(5) OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I;

(6) Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings I;

(7) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity of each of the general partner and investment advisor of certain investment funds and separately managed accounts;

(8) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is the serve as, and perform the functions of, the manager of OCG and the general partner of Oaktree Capital Group Holdings, L.P. (“OCGH”);

(9) Oaktree FF Investment Fund AIF (Delaware), L.P., a Delaware limited partnership (the “AIF Fund” and, together with the PF V Fund, the “Investors”), whose principal business is investing in securities and obligations of other entities;

(10) Oaktree Fund AIF Series, L.P., a Delaware limited partnership (“Oaktree AIF”), whose principal business is to serve as, and perform the functions of, a general partner of alternative investment funds or other investment vehicles and to acquire, hold and dispose of securities;

(11) Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Oaktree GP AIF”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds;

(12) Oaktree Fund GP III, L.P., a Delaware limited partnership (“Oaktree GP III”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(13) Oaktree AIF Investments, L.P., a Delaware limited partnership (“Oaktree AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree GP III;

(14) Oaktree AIF Holdings, Inc., a Delaware corporation (“Oaktree AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF Investments and to hold limited partnership interests in Oaktree AIF Investments;

(15) OCGH, whose principal business is to act as a holding company of economic interests in various companies;

(16) OCM FIE, LLC, a Delaware limited liability company (“FIE”), whose principal business is to serve as, and perform the functions of, the general partner, manager or managing member of certain special purpose vehicles and to act as a holding company of economic interests in various issuers;

(17) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; and

(18) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons (as defined below) and to hold limited partnership interests in such entities.

The entities described in the foregoing clauses (1) through (18) are collectively referred to as the “Reporting Persons”).  Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each Reporting Person and each Covered Person is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item  3  . Source and Amount of Funds.

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

On September 24, 2015, 7,002 shares of restricted Common Stock of the Issuer were granted to Michael P. Harmon, a Managing Director of Oaktree Capital Management, L.P. and a director of the Issuer, pursuant to the First BanCorp. 2008 Omnibus Incentive Plan, as amended (the “Incentive Plan”). The shares will vest on September 24, 2016.

On August 28, 2014, 4,882 shares of restricted Common Stock of the Issuer were granted to Mr. Harmon pursuant to the Incentive Plan; the shares vested on August 28, 2015.

On April 24, 2014, 30,120 shares of restricted Common Stock of the Issuer were granted to Mr. Harmon pursuant to the Incentive Plan; the shares began vesting on April 24, 2015 and will continue to vest 20% annually through April 24, 2019.

On August 22, 2013, 3,703 shares of restricted Common Stock of the Issuer were granted to Mr. Harmon pursuant to the Incentive Plan; the shares vested on August 22, 2014.

In accordance with the policies of the Reporting Persons, Mr. Harmon must hold all the shares described in this Item 3 on behalf of and for the benefit of FIE and has assigned all economic, pecuniary and voting rights in such shares to FIE.

Item 5.   Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are amended and restated to read as follows:

(a)-(b)

As of the date hereof, (i) the Investors own an aggregate of 41,843,581 shares of Common Stock of the Issuer, of which 34,617,194  shares of such Common Stock are owned directly by the PF V Fund, constituting approximately 16.11% of the issued and outstanding shares of the Common Stock of the Issuer, and 7,226,387 shares of such Common Stock are owned directly by the AIF Fund, constituting approximately 3.36% of the issued and outstanding shares of the Common Stock of the Issuer, and (ii) FIE beneficially owns 53,192 shares of Common Stock of the Issuer, constituting approximately 0.03% of the issued and outstanding shares of Common Stock of the Issuer. The shares directly owned by the Investors and beneficially owned by FIE constitute 19.50% of the issued and outstanding shares of Common Stock of the Issuer.

Oaktree Fund GP, in its capacity as the general partner of the PF V Fund, has the ability to direct the management of the PF V Fund’s business, including the power to vote and dispose of securities held by the PF V Fund; therefore, Oaktree Fund GP may be deemed have indirect beneficial ownership of own the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Fund GP I, in its capacity as the managing member of Oaktree Fund GP, has the ability to direct the management of Oaktree Fund GP’s business, including the power to direct the decisions of Oaktree Fund GP regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Fund GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Capital I, in its capacity as the general partner of Oaktree Fund GP I, has the ability to direct the management of Oaktree Fund GP I’s business, including the power to direct the decisions of Oaktree Fund GP I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Capital I may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the PF V Fund.

Oaktree Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings I may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the PF V Fund.

Oaktree Holdings, in its capacity as the managing member of Oaktree Holdings I, has the ability to direct the management of Oaktree Holding I’s business, including the power to direct the decisions of Oaktree Holdings I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the PF V Fund.

OCG, in its capacity as the managing member of Oaktree Holdings and the sole shareholder of Holdings, Inc., has the ability to direct the management of Oaktree Holdings’ and Holdings, Inc.’s businesses, including the power to direct the decisions of Oaktree Holdings and Holdings, Inc. regarding the vote and disposition of securities held by the PF V Fund and FIE; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the PF V Fund and FIE.

OCGH GP, in its capacity as the manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of securities held by the PF V Fund and FIE, and, in its capacity as general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the PF V Fund, the AIF Fund and FIE.

Oaktree AIF, in its capacity as the general partner of the AIF Fund, has the ability to direct the management of the AIF Fund’s business, including the power to vote and dispose of securities held by the AIF Fund; therefore, Oaktree Fund GP may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP AIF, in its capacity as the general partner of Oaktree AIF, has the ability to direct the management of Oaktree AIF’s business, including the power to direct the decisions of Oaktree AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP AIF may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP III, in its capacity as the sole member Oaktree GP AIF, has the ability to direct the management of Oaktree GP AIF’s business, including the power to direct the decisions of Oaktree GP AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP III may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree AIF Investments, in its capacity as the general partner of Oaktree GP III, has the ability to direct the management of Oaktree GP III’s business, including the power to direct the decisions of Oaktree GP III regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Investments may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree AIF Holdings, in its capacity as the general partner of Oaktree AIF Investments, has the ability to direct the management of Oaktree AIF Investments’ business, including the power to direct the decisions of Oaktree AIF Investments regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

OCGH, in its capacity as the sole voting shareholder of Oaktree AIF Holdings, has the ability to appoint and remove directors of Oaktree AIF Holdings and, as such, may indirectly control the decisions of Oaktree AIF Holdings regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Common Stock of the Issuer held by the AIF Fund.

Management, in its capacity as the managing member of FIE, has the ability to direct the management of FIE, including the power to direct the decisions of FIE regarding the voting and dispositions of the securities held by FIE; therefore, Management may be deemed to have indirect beneficial ownership of the Common Stock of the Issuer held by FIE.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by FIE; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Common Stock held of the Issuer by FIE.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Investors, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported in this Schedule 13D are based upon 214,835,445 shares of Common Stock of the Issuer outstanding as of September 24, 2015, as represented by the Issuer on September 28, 2015.

Item 5(c) of the Schedule 13D is amended and supplemented by adding the following paragraph:

(c)

On September 13, 2013, the PF V Fund sold 695,680 shares of Common Stock of the Issuer and the AIF Fund sold 145,224 shares of Common Stock of the Issuer pursuant to the Underwriting Agreement, dated as of August 12, 2013, among Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., as representatives of the several underwriters named therein, the Issuer and the selling stockholders named therein, including the PF V Fund and the AIF Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following paragraph:

The disclosure in Item 3 of this Amendment No. 2 is incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:              Joint Filing Agreement dated as of October 1, 2015, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2015

OAKTREE PRINCIPAL FUND V (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC, its general partner
By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC, its general partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE FF INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P., its general partner

By:	Oaktree Fund GP AIF, LLC, its general partner

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE FUND AIF SERIES, L.P.

By:	Oaktree Fund GP AIF, LLC, its general partner

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE FUND GP AIF, LLC

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE FUND GP III, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OCM FIE, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description
Exhibit 1:	Joint Filing Agreement dated as of October 1, 2015, by and among the Reporting Persons.

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Principal Fund V (Delaware), L.P.

The general partner of Oaktree Principal Fund V (Delaware), L.P. is Oaktree Fund GP, LLC.

Oaktree FF Investment Fund AIF (Delaware), L.P.

The general partner of Oaktree FF Investment Fund AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.

Oaktree Fund AIF Series, L.P.

The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.

Oaktree Fund GP AIF, LLC

The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.

Oaktree Fund GP III, L.P.

The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.

Oaktree AIF Investments, L.P.

The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.